# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ivanhoe Electric Inc., CIK 0001879016
CUSIP: 46578C108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 450 E. Rio Salado Parkway, Suite 130, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-018947
Filed by CIK 0000938198

## Reporting persons
- Robert Martin Friedland: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,272,880; shared voting power 0; sole dispositive power 13,272,880; shared dispositive power 0; aggregate amount beneficially owned 13,272,880 (9% of the class)
  Comment: Item 5: Includes (i) 10,773,303 shares of common stock of the Issuer, (ii) 1,638,390 shares of commonstock of the Issuer issuable upon exercise of vested options, (iii) 44,520 shares of common stock ofthe Issuer issuable upon vesting of restricted stock units, and (iv) 816,667 shares of common stockof the Issuer issuable upon exercise of share purchase warrants. Does not include (i) 276,780shares of common stock issuable pursuant to stock options that are not exercisable within 60 daysfrom unvested options, (ii) 89,042 shares of common stock of the Issuer issuable pursuant torestricted stock units of the Issuer that will not vest within 60 days, and (iii) up to 400,684 shares ofcommon stock of the Issuer issuable pursuant to performance share units of the Issuer that will notvest within 60 days.
  Item 9: Based on the quotient obtained by dividing (a) the 13,272,880 shares of common stock of theIssuer beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 144,714,777outstanding shares of common stock of the Issuer as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2025 plus1,682,910 shares of common stock of the Issuer issuable upon exercise of vested options andRSUs that vest within 60 days and 816,667 shares of common stock of the Issuer issuable uponexercise of share purchase warrants. The number of shares beneficially owned by the ReportingPerson as set forth in Row 9 is treated as converted into the shares only for the purpose ofcomputing the percentage ownership of the Reporting Person for the purpose of this Schedule13G

## Item 1. Issuer
Name of issuer: Ivanhoe Electric Inc.
Address of issuer's principal executive offices: 450 E. Rio Salado Parkway, Suite 130 Tempe, AZ, 85281

## Item 2. Person Filing
Name of person filing: Robert Martin Friedland
Address of principal business office or, if none, residence: 150 Beach Road, #25-03, The Gateway West, Singapore 189720
Citizenship: United States/Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See item 9 of the cover page
Percent of class: See item 11 of the cover page
Sole power to vote or to direct the vote: See item 5 of the cover page
Shared power to vote or to direct the vote: See item 6 of the cover page
Sole power to dispose or to direct the disposition: See item 7 of the cover page
Shared power to dispose or to direct the disposition: See item 8 of the cover page

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Martin Friedland: /s/ Robert Martin Friedland, Robert Martin Friedland (01/28/2026)